Filed pursuant to Rule 433

Issuer Free Writing Prospectus supplementing the

Preliminary Prospectus Supplement

dated February 16, 2023 and the

Prospectus dated May 7, 2021

Registration No. 333-255905

Pricing Term Sheet

Trane Technologies Financing Limited

Issuer:	Trane Technologies Financing Limited

Guarantors:

Trane Technologies plc

Trane Technologies HoldCo Inc.

Trane Technologies Global Holding Company Limited

Trane Technologies Lux International Holding Company S.à r.l.

Trane Technologies Irish Holdings Unlimited Company

Trane Technologies Company LLC

Security Description:	Unsecured Senior Notes Due 2033 (the “notes”)

Principal Amount:	$700,000,000

Gross Proceeds:	$699,083,000

Coupon:	5.250%

Maturity:	March 3, 2033

Offering Price:	99.869%

Yield to Maturity:	5.267%

Spread to Treasury Benchmark:	+142 basis points

Benchmark Treasury:	3.500% due February 15, 2033

Benchmark Treasury Yield:	3.847%

Expected Ratings(*):	Baa2 / BBB (stable/stable)

Interest Payment Dates:	March 3 and September 3

First Interest Payment Date:	September 3, 2023

Optional Redemption:

Prior to December 3, 2032 (three months prior to the maturity date of the notes) (the “Par Call Date”), at a redemption price equal to the greater of (i)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points less (b) interest accrued to the date of redemption, and (ii) 100% of the principal amount of the notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the Par Call Date, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Tax Redemption:	Callable at 100% of principal

Change of Control:	Putable at 101% of principal

CUSIP:	892938AA9

ISIN:	US892938AA96

Clearing System:	DTC

Minimum Denominations:	$2,000

Increments:	$1,000

Trade Date:	February 16, 2023

Settlement Date(**):	March 3, 2023 (T+10)

Joint Book-Running Managers:	BofA Securities, Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC BNP Paribas Securities Corp. Citigroup Global Markets Inc. Mizuho Securities USA LLC

Co-Managers:	Deutsche Bank Securities Inc. MUFG Securities Americas Inc. U.S. Bancorp Investments, Inc.

(*)

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

(**)

It is expected that the delivery of the notes will be made against payment therefor on or about March 3, 2023, which will be the tenth business day after the date of the prospectus supplement. Under Rule 15c6-1 of the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day preceding the Settlement Date will be required, by virtue of the fact that the notes will settle in three business days, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Such purchasers should consult their own advisors in this regard.

Trane Technologies plc has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents Trane Technologies plc has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling BofA Securities, Inc. at 1-800-294-1322, Goldman Sachs & Co. LLC at 1-866-471-2526 or J.P. Morgan Securities LLC at 1-212-834-4533.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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